Filed Pursuant To Rule 433
Registration No. 333-167132
August 25, 2010
Transcript of Interview from TheStreet.com
“Gold Buying Pops, But Can It Last?
Alix Steel featuring Jason Toussaint of the World Gold Council
MS. ALIX STEEL: ...second quarter of 2010 surged 36% from a year earlier, according to a new report from the World Gold Council. At the same time, gold prices rose to an intraday high of $1,264 an ounce, but can this high price level be sustained? Joining me is Jason Toussaint, Managing Director for the U.S. Region for the World Gold Council.
The report said that gold ETF demand actually surged 414%. That’s a huge amount. Can that really continue?
MR. JASON TOUSSAINT: I think that was really spurred on by a realization that the global crisis is far from over; another shock to the system, if you will, concerns about the Euro and, of course, sovereign debt. It’s difficult to obviously predict where we’ll go from here with regard to ETFs.
What is true is that investors are really acknowledging that gold may have a role in their portfolios as a long-term strategic asset instead of a flight to safety.
MS. STEEL: It does seem, though, that investment demand surged because of the sovereign debt crisis in Europe. So it seems to me that it really needs that catalyst to push gold prices higher. So without that catalyst, how can we sustain higher gold?
MR. TOUSSAINT: The gold ETFs, as you mentioned, have led, obviously, investment this quarter. These are relatively new instruments in the marketplace. They’re only roughly five and a half years old, and investors around the world are just, really in some markets, beginning to realize their value.
MS. STEEL: Despite this fundamental shift in how investors own gold, is the World Gold Council worried about panic selling in the future?
MR. TOUSSAINT: We don’t see anything at this point in time which would cause a mad rush to obviously exit the asset class. It has performed extremely well, particularly on the investment side. We would also view the diversity of demand across investment jewelry and industrial as a key support feature.
So a very important point is-although it’s a relatively small portion of the gold market, it is increasing—electronics. We have had a huge return of the consumer electronics industry, of course led by the iPhone and the recently-released iPad. All of these electronic devices, the brains of them are basically powered by gold, by gold wire.
MS. STEEL: The iPad good for gold.
MR. TOUSSAINT: Indeed.
MS. STEEL: Well, one disappointing factor, though, in the report was that gold jewelry demand is down bout 5% from a year earlier, and that’s in addition to that being down 11% in the first quarter. So what are you expecting jewelry demand to do for the rest of the year?
MR. TOUSSAINT: What we find is once there is kind of a settled range, if you will, a comfortable range in the gold market, we see gold jewelry demand coming back. Now as you noted, in particular markets, India and China, which are the largest gold jewelry markets, you had noted that they are slightly up or down, in aggregate down overall.
The important point there is that even though the tonnage is down, the actual dollars—and in local currency in those markets—are actually up.
MS. STEEL: So what does that really mean? Does that mean that demand was actually up, or does that just mean that they’re having to pay out more?
MR. TOUSSAINT: It depends how you measure it.
MS. STEEL: My last question; what’s your long-term outlook for gold prices? Because many analysts that I have talked to say that we need strong investment demand as well as jewelry demand in order to really push prices past $1,300 and higher.
MR. TOUSSAINT: What we see overall is that currently the fundamentals support not only this gold price, but going forward there is an absolutely positive outlook for gold.
MS. STEEL: And for more on gold, you can check out TheStreet mobile application for your iPhone, Android, and Blackberry.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.